Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: July 20, 2022

The following is a transcript of a podcast interview first made available on July 20, 2022.

SPACInsider Podcast Interview Transcript

Nick Clayton (SPACInsider): Hello, and welcome to another SPACInsider podcast. I’m Nick Clayton. And this week, my colleague Marlena Haddad and I will be speaking with Zvi Schreiber, CEO of Freightos, and Ezra Gardner, CEO of Gesher I Acquisition Corp. The two entered into a $436 million merger last month. Freightos has created a freight shipping marketplace that works much like a flight booking website, just with much bigger size and weight limits. He talks about why the freight shipping space remains largely undigitized and how the visibility his platform has achieved has spun into financial derivatives and sustainability metrics. Ezra also gets into why Gesher I made sure early in its process that it had enough committed capital for the transaction, and what advice he has for other SPAC teams in the current climate. Take a listen.

Well, what a time to be involved in supply chain solutions. The needs in this area aren’t new, but it seems like the past six months have been particularly challenging for the companies that are your clients. So, Zvi, I mean, setting aside this deal, which we’re going to get into, certainly, just how crazy has the first half of 2022 been for Freightos?

Zvi Schreiber (Freightos Limited, Chief Executive Officer): Yeah, it’s been an exciting time for the reason that you said, that supply chains have been hurting because of the pandemic, because of the war, because of several other factors, weather patterns. There’s a lot of disruptions going on. And so it’s been a good time, actually, ironically, a good time to be a digital platform for international shipping because people need choices, they need flexibility, they need to be able to move quickly. And so maybe years ago it was feasible for people to just have their constant supply routes, but that’s not the case anymore. People need agility, and a digital platform like Freightos is the perfect solution at a time like this.

Clayton: And for you, Ezra, Gesher has been searching specifically in the Israeli technology space since last October when you IPO’d. And there are plenty to choose from there in terms of targets, as we’ve seen a raft of SPAC deals in that space over the past two years. But within that ecosystem, was it the acute demand in logistics technology that initially directed you to look at Freightos, or was it some of the things that the Freightos team has already accomplished?

Ezra Gardner (Gesher I Acquisition Corp., Chief Executive Officer): Yeah, I mean, that was certainly one of the factors, right? When you’re looking to take a company public through a SPAC, there needs to be a good industrial logic reason for why a company should go public. And in this market, there needs to be an even better reason for now, right? And so certainly that’s the case with Freightos. The increased transparency that Freightos is going to have will help it expand its already impressive lead on both sides, both the freight forwarders, which are purchasing the shipping, and the shippers, the capacity providers. In many cases some of them are very large public companies as well, and it’s nice to do business with other public companies. So, that’s a great reason.

But beyond that, absolutely, we were looking for an exceptional management team. We were looking for a business vertical that was successfully addressing a large untapped market. We wanted the market leader. And finally, we wanted a company that had really strong predictability, which is important to go public. And that’s something that’s really a hallmark of Freightos.

Marlena Haddad (SPACInsider): And then, so just generally speaking, freight logistics is one of the last remaining industries that’s largely undigitized. So why is now the right time to basically digitalize the sector? And what took so long for this to happen?

Schreiber: That is a great question, one which I can’t fully answer because I’ve only been in the freight industry for 10 years since I started Freightos. And I don’t know why they were hanging around in the decades before that, but I do know that it’s changing. And certainly, part of the reason is that freight is more complicated. So when you book a flight for a passenger, the passenger walks themselves on the plane, you walk yourself off the plane, you walk yourself through customs that are at the destination country. And cargo doesn’t do that. So when you want to digitally book a cargo shipment, you need to worry about getting it to the port and so on the ship or on the plane and off the plane and through customs. So it is a lot more complex. So to some extent it is natural that it will take longer to digitalize cargo versus passenger travel.

Having said that, it is really about time. There are not many industries left which are not digital, and that’s what makes this such an exciting opportunity for me and for my team and for investors that this is one of the last big, big industries which needs to go through a digital revolution. And I’m pleased to say that at last it’s happening. And it starts from the carriers. It starts from the airlines and the ocean liners who finally, in the last two to three years, have started to create digital connections and get their game up-to-date with the way business is done in the 21st century.

Haddad: And then Freightos has also begun leveraging the wealth of data hosted on the platform to generate new analytical products. So are you able to tell us a bit about those products and how you plan on monetizing them moving forward?

Schreiber: Yeah, sure. Our primary business is a booking platform, booking and payment platform for international shipments. But as you said correctly, when you’re a booking platform, you have a lot of data. You see what people are paying and what price they’re booking at and other data as well. But the most the data people are most excited about is the price. And the pricing is very volatile. I mean, so we publish indexes, like the FBX Index for container shipping, the FAX Index, Freightos Air Index, for air. And you might be interested that the FBX Index for container shipping prices is way more volatile than the stock market. And that’s saying something. We’ve seen prices go up 10X during COVID and then dropping 50% in the last few months, which is more than even the stock market has dropped.

So it’s an exciting commodity to track. And so we provide this data on FBX and FAX for two purposes. You asked about monetization, but firstly it’s marketing for us. Data gets picked up on a daily basis by the business press, put often in the Wall Street Journal and the Financial Times. And so it’s important visibility and marketing for us. And in addition, we do monetize it. We do sell subscriptions to our data. And finally, quite recently, the derivatives have started trading for our FBX index. So the CME, which is the world’s largest derivatives exchange, now has futures for our FBX Index. So, that’s another exciting use of our data and eventually a source of revenue for us as well.

Clayton: Yeah, certainly. And moving back more to the customer-facing product side, you mentioned the differences between how one books freight versus how you book a plane ticket. What really struck me when looking at your website is how much your website looks like what anyone would recognize as being almost like a flight booking website, where you have your origin destination, how much stuff you’re sending, rather than passengers, and then you get rates. And so it all seems remarkably straightforward for something that’s very complex. Is that sort of approach intended to be a better fit for smaller clients and businesses that don’t have a whole logistics department? Or how do you think about that, the sort of product client fit?

Schreiber: You’re right. I mean, we make the experience just as simple as booking a flight or a hotel for a passenger. Behind the scenes or under the hood, it’s a lot more complex because we’re actually pulling multiple data sources and doing a whole routing engine to pull together the entire door-to-door route. So there may be dozens of fees that we’re getting from different sources to see that price, but that intentionally stays under the hood. The experience for the importer and exporter is just as simple as other digital services. And I would say, yes, it’s primarily used for spot shipments, not necessarily by small importers and exporters. A lot of it is, okay, small importers and exporters, but we also attract some big enterprises, not so much for their regular sort of weekly shipments. But for anything which is spot or unplanned, we do get some big enterprises using it as well.

The SEC is introducing new rules about reporting on carbon footprint for companies. And international shipping is a big emitter of carbon, obviously. And so, one of the things we’ve done in recent months at Freightos is to make sure that every time we produce a quote for international shipping, air and ocean, as well as the price and the transit time, we also provide a carbon footprint estimate. And that will allow companies to measure the carbon footprint of their supply chains, potentially reduce the carbon footprint, and allow them to be compliant with the regulations with the SEC and also regulations in Europe which require companies to track their carbon footprint.

Clayton: Interesting. And on the supply side, transparency has been a major problem in this space for a long time, and it seems like a lot of the shipping players see it as an advantage to keep their availability and their rates close to the vest. So how has Freightos been able to convince more of the marketplace to show their cards on your platform?

Schreiber: Yeah, that’s a great question. There is some hesitancy about transparency in this industry, but, on the other hand, the shipping lines want to fill their ships and the airlines want to fill their planes. Most transactions go through a freight forwarder, which is like a complicated sort of travel agent for goods. They want the revenue. So in the end, I think while there’s some hesitation about transparency, in the end, people understand that by putting their price out there and their offering out there, they get more orders and more revenue. And in the end, common sense wins out. The sort of secrecy gives way to the fact that transparency brings bookings.

Haddad: And then although the industry has been somewhat slow to adapt, you’re not the only technology player trying to bring it up to speed. So how does Freightos stand out from other freight marketplaces?

Schreiber: Yeah, so I think we’re leaders in the marketplace model. So we’re a pure platform. We’re not ourselves a service provider. There are other sort of digital players who play an important role but in a different way. You may have come across Flexport, who are very much also a digital player. But they are a service provider, so they take responsibility for shipping the goods. They are a freight forwarder. And we remain vendor neutral. So we are never a service provider. We’re never ourselves actually taking responsibility for the goods. So for a shipper who’s looking for a neutral platform which will allow them to see all of the offerings and book the best, cheapest, quickest service, I think Freightos is in a fairly unique position. Any competitors are really much smaller. We’re, I believe, by far the leading neutral platform for comparing and booking ocean and air shipments.

Haddad: Got it. And then in terms of operations, it looks like Freightos plans to focus its efforts on growth over pure profitability in the near term. But what do you think about the balance between R&D needs and business returns? And what are the margins that you’re most focused on improving?

Schreiber: So we’re definitely, in the short term, as you said, focused on growth ahead of profit. Having said that, we do take a responsible approach of capping our investments. So we’re burning up to about $2 million a month, which is, I think, a very appropriate investment at this stage to make sure that we keep growing, because the opportunity is so huge. So just to be clear, we’re not one of these marketplaces that’s burning billions of dollars to grow. We’re burning millions of dollars to grow, and even that, of course, will be trending down as we grow and become more profitable.

But this is a very, very large industry and a very big opportunity. So we think it’s important that we invest in research and development, invest in sales and marketing, keep the growth up there in the three digits, the growth of our gross booking value, three digits sort of percentages, and we want to keep it there. And as we grow, we will naturally then generate more revenue and become profitable, presumably within three years or so.

Clayton: R&D is a big part of your spending moving forward. You already mentioned how you’re approaching that strategically, but on the technology side, just in general, what is the innovation or the new technology that you’re most excited about in your space?

Schreiber: I think there are several. One is the automatic routing. So it used to be in our space that people always thought, “Okay, if I’m in Manhattan, I use JFK Airport,” or, “I’m in London, I use Heathrow.” So people have these sort of static routes in mind. But in today’s dynamic world, the most obvious airport is not always the best, or the most obvious seaport is not always the best. So I’m very excited about our routing engine, which is patent pending, which actually in real time looks at all the possibilities, through all the ports, and really finds the optimal route on any given day. And so I think that’s an important innovation just to how you think about freight and not thinking about it with static routes but really optimizing every single shipment.

Another area which is very important for us is payments. So you’d be surprised how old-fashioned that the payment system is. In the US, a lot of paper checks still being sent around in our industry. And so we’re working very hard to create modern payment solutions so that every time you book digitally, you’re booking and paying digitally. So, that’s another important area. And then of course you mentioned before our data, and that’s an important area, just taking all the data we have on the industry and using that as an important source of information for the industry in a way of optimizing further shipments.

Clayton: Great. And moving over to the SPAC side of it, Ezra, it’s been a rough first half for SPACs but also for everything else. But one way or the other, I noticed that Gesher took the somewhat unusual step of lining up backstop agreements and tweaking your forward purchase agreements before announcing this combination. So why did you decide to jump out on those changes early? And how do you think it’ll benefit the deal?

Gardner: Yeah. So I think there are a few things that a SPAC sponsor team should do if they’re going to be a good sponsor team, and one of them is provide capital. If you can’t provide the capital, you’re really asking for an economic promote without giving the economics that the company needs for its business model. And the second thing, of course, is to be a good partner and help a company be public and bring experience to public markets. But myself and my partners have decades of experience in both the public and private markets and decades of relationships with partners that were happy to provide us committed capital even before a transaction was announced. And why that was very important is because that made it clear to the marketplace that we would be the best SPAC sponsor team, and therefore we would get the very best target. And I think that that very much proved out on both sides, and we’re very excited about it.

Clayton: Great. And I do think there are some people that think that all these SPAC deals are the same, but we always like to point out the important differences here, which is another thing that’s very different from this deal than most of the other ones that we see is that your lockups are much longer than your average SPAC deal. And you also have SPAC involvement on the post-transaction board. So just what can you tell me about how the incentives of your two teams are aligned and how you see your relationship moving forward?

Gardner: Yeah. So some of the new structures that have been created in SPAC to try and deal with the redemption problems have really been akin to some sort of greenmail or bribery where you’re paying people to stay in and you’ve given away your shares. That is not at all what we did. We got committed capital from platinum name investment firms and strategic firms that were willing to lock up for a very long time because they believe in the long term vision, as was myself and all of my partners and my sponsor team, because we believe in the vision, as was Zvi and his management team, all the significant shareholders that has agreed to a multi-year lockup, which I think shows people how much aligned all the different players are here, which I know has been a criticism, and probably rightfully so.

And I think that we really are doing this differently. I’m a big believer in the fact that if you want a differentiated outcome, you have to do things differently. And we did everything differently about this SPAC transaction from the very day that we went public to how we found a partner, how we presented ourselves as partners, how we’re going to remain partners long after the deal closes.

Haddad: Got it. And then first, Zvi, what made you ultimately decide that now was the right time for Freightos to go public? And why did you offer a SPAC deal rather than alternatives, including listing in Israel?

Schreiber: I think Freightos has reached the stage where it’s got scale and it’s got growth. And as Ezra said correctly, it’s got predictable growth. We have a very clear model for how we grow, which we’re hitting every quarter for more than two years. So we’ve got to the point where we’ve got predictable growth and we’ve got an industry that needs us and needs us to go public so that we can scale. We discussed earlier the issues with the supply chain and how Freightos provides a solution to some of the fundamental problems in the world’s supply chains around the flexibility of shipping, et cetera. So it seems like the right time for Freightos to go public in order that we can scale more, potentially we’d make more acquisitions. But we’ve made four successful acquisitions while we were private, but that will become easier when we’re public in upper currency.

So I think it’s a great time for us to go public despite the markets being soft. I think that, like you said before, there are SPACs and there are SPACs, and I think when you can get a SPAC of the quality of Gesher I, which comes with committed capital from top investors, as Ezra said, and I absolutely agree with that... And these are investors who spent time getting to know Freightos. They’re not looking for some quick turnaround. They came to Israel. They met our teams elsewhere, both Ezra and some of the investors who are committing $80 million in capital. So when you can get a team of that quality and capital of that quality and lockup agreements, it’s actually much preferable to a traditional IPO. I think we have a lot more knowledge of what investors we’re getting around the table, a lot more confidence that we’re going to be around for the long term than we would have if we went the traditional IPO route.

Haddad: And then basically, if everything goes to plan, Freightos expects to add around 65 million to its balance sheet through this deal. So how do you plan to put that capital to work?

Schreiber: Yeah. We’ll be putting that capital to work for growth, and that means primarily research and development and sales and marketing. And certainly, none of that is going to go into our operations. We have a healthy gross profit margin already, so our operations are generating cash. But we do want to grow faster, and so all of that money will be going into incremental growth.

Gardner: Yeah. I think it’s important also to note that the minimum amount of capital, the $65 million is the minimum amount of capital that we expect to get from the transaction, is well in excess of the company’s predicted cash burn. So this is not a company like maybe some of the other companies that came public that thought that they’d raised the first piece now and hope that the stock price doubled immediately out of the gate and raised the rest of the capital. This is a fully, fully financed business. And that was one of the very important criteria for my team is that we wanted to make sure that they had all the capital they needed with plenty of breathing room.

When we spoke to some of the very best investors in marketplaces around the world, some of them are actually currently investors in Freightos right now, the way that they look at things is the same way we look at things, is that how capital efficiently can you grow GBV or gross bookings? How quickly can you grow the marketplace? And one of the things that really stood out for us in looking at this business model is that it was off the charts in terms of capital efficiency for GBV growth versus any of the other big names that you know out there like Uber, or DoorDash, or any of the ones that have come to be worth many, many billions of dollars. And ultimately, we think that that will drive a lot of investor interest and also valuation.

Clayton: Yeah. And another thing I wanted to touch on is also just the sources of capital matters as well, and that you do have some strategic money in here as well with the involvement of Qatar Airways. And also, it appears to be you’ll be having a lot of important relationships and expertise joining your board following this transaction as well. So could you get into a little bit of that and how those ties are going to help moving forward?

Schreiber: Yeah, absolutely. So we’re really happy to have the CEO of Qatar Cargo on our board. Qatar Airways is the number one cargo carrier in the world, so the leaders in many respects, and it’s been great to have them. They’ve already been strategic investors for a year, and now they’re doubling down on that and becoming bigger investors. We’ve got FedEx as strategic investors who are just now joining the board even before the deal closes, so they’re obviously an important partner for us. And then we have some really top tier financial investors like M&G, which is a British fund with close to half a trillion dollars under management. And then Ezra and his team as well bring a lot of capital market experience, which I think is a fantastic compliment to my team. My team’s got a lot of experience in technology and logistics but not a lot of experience with public markets. So I think it’s a great compliment.

Clayton: Great. And just also for Ezra, just given the rocky year we’ve been through, I’m just interested in your point of view, what it has been like just as a SPAC team trying to work to get a deal together and close. What has been the mood like, both you’ve been hearing from targets and also your own investors as the market has changed? What would you, I guess, advise to other SPAC teams that are trying to work through all of this?

Gardner: Yeah. I mean, this is like any other period of volatility in markets. The wheat gets separated from the chaff, right? And if you can present a really professional sponsor team, targets are still interested. What I would say to other sponsor teams out there is you need to deliver the capital. If you can’t deliver the capital, then the targets don’t need you. But if you can deliver the capital, and you can deliver quality capital, you’ll actually find some incredibly high quality companies and like we found in Freightos. Freightos certainly could have gone to Goldman Sachses of the world or anyone like that and gone public, but they preferred to have certainty around who their shareholders were going to be. They preferred to have alignment around the lockups in long term. And if, as a sponsor team, you can present that, then you actually have an opportunity to very much differentiate yourself in this market.

Clayton: Great. And then just lastly, before I let you go, do you have any update in terms of the timeline of the transaction at this point?

Gardner: So obviously, the transaction is subject to the SEC review, which will be taking place in the near term. We hope that it will go quickly, and we’re prepared for it to take as long as it needs to take. And we will certainly be happy to provide updates to the market on that as we go forward, as we will with financial results as well. Because, again, I think it’s really important that people understand that certain businesses that make predictions in previous SPAC transactions were just throwing numbers out there. We’re not doing that. Zvi and his team are not doing that. And we’ll be very excited to share, during this process of review, some financial performance that I think that the market will appreciate.

Clayton: Now, we’re certainly excited to continue to watch that as well. It’s an exciting space. It’s obviously a space of acute need for really just basically every industry in the world right now. And so it’ll be fascinating to see how you guys get this all to close. We’ll be excited to watch it. And thanks so much, both of you, for being on.

Gardner: Thank you.

Schreiber: Thanks for having us.

The following social media post was made available on Freightos Limited’s LinkedIn account on July 20, 2022.

Tune in to SPACInsider’s latest podcast, featuring @Freightos CEO Zvi Schreiber and Gesher I CEO, @Ezra Gardner, to hear about our vision in bringing freight online, the behind the scenes of going public, why Gesher and Freightos are a perfect match, and more.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Freightos Limited’s (“Freightos”) and Gesher I Acquisition Corp.’s (“Gesher”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’s inability to introduce new products or technologies; risks to Freightos’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s final prospectus dated October 12, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this communication. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s final prospectus dated October 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.